

September 27, 2013

<u>Via E-mail</u>
Jan F. Salit
Chief Executive Officer and President
PMC Commercial Trust
17950 Preston Road
Suite 600
Dallas, TX 75252

> **Re: PMC Commercial Trust**
> **Registration Statement on Form S-4**
> **Filed August 30, 2013**
> **File No. 333-190934**

Dear Mr. Salit:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please provide us with copies of these materials and indicate the date they were first used. Please provide us with a form of the proxy card.

2. Please provide us with copies of the "board books" or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Please revise to include all the information required by Item 1015 of Regulation M-A with respect to written

presentations and analyses prepared by financial advisors. Refer to Item 4(b) of Form S-4.

3. We note that you intend to issue preferred shares to CIM REIT and affiliates. We also note that (i) each share of preferred is convertible into seven common shares, (ii) you are registering the conversion, and (iii) based on your disclosure on page 6, you currently do not have a sufficient number of authorized shares. Further, we note that you do not plan to seek shareholder approval to authorize sufficient shares until after the merger has been consummated. Please advise how the preferred shares and the common shares to be issued upon conversion will be duly authorized and validly issued in light of the fact that you do not currently have sufficient authorized shares.

4. We note that your shareholders are voting on the share issuance proposal to approve the issuance of common shares and preferred shares pursuant to the merger agreement as well as voting, through a non-binding advisory vote, on the merger-related compensation proposal. Please advise how you determined that your shareholders did not need to approve the agreement and plan of merger.

5. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, the disclosure starting on page 139 in the section "Market Overview." Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us, if true, that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

6. We note the Agreement and Plan of Merger dated July 8, 2013 filed as Exhibit 2.1. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

7. We note, on page 104, that CIM intends to transfer PMC preferred shares to 100 affiliates. Please advise whether these persons have been identified. Please advise how this intended transfer complies with Section 5 of the Securities Act and why this transfer should not be integrated into this registration statement.

Cover

8.   Please state on the cover and in the beginning of the Q&A on page 1 the votes required to approve the transaction.

Questions and Answers, page 1

9.   You disclose on page 5 that the fair value of CIM Urban's total assets as of June 30, 2013 is $2.4 billion. Please expand your disclosure to discuss the fair value methodology used to calculate this amount and also the significant assumptions used in the valuation.

Summary Term Sheet, page 11

10.   Please include in the summary a description of the material transaction fees that have been and will be incurred in connection with this transaction. Please clarify which fees are contingent on approval and consummation of the merger.

11.   We note your disclosure on page 17 that some of your Trust Managers and executive officers have interests in the merger that are different from, or in addition to, interests of shareholders. Please revise your disclosure to identify these certain Trust Managers and executive officers and briefly describe and quantify the rights and benefits referenced on page 17. In addition, if there are interests other than those mentioned, please disclose them.

12.   We note the chart on page 14 as well as your disclosure on page 71 that your lending operations and management team will continue and that almost all of the business operations and assets of PMC Commercial after the merger will be externally managed by the manager, the advisor and their affiliates. Please identify in the narrative your executive officers and trust managers post-merger and briefly describe your management structure post-merger.

Note 3: Preliminary Purchase Accounting Allocation, page 30

13.   You disclose that the fair value of the PMC Commercial Shares was used in determining the purchase price. You also disclose that the purchase price is comprised of the cash amount of the special dividend and the residual value of the share consideration. Please expand your disclosure to explain how you calculated those amounts (e.g., number of shares, etc., used in the calculations). Also, tell us your basis in GAAP for determining the purchase price in this way.

14.   Please tell us the literature you relied upon in coming to your determination that the $10.50 share price of your shares is the most appropriate price to use for pro forma determinations. It appears that you adjusted the most recent closing price available of $9.12 on August 28, 2013; please explain how you determined the amount of the adjustment and the basis for it.

Note 4: Reclassification and Pro Forma Adjustments, page 30

15.   We note disclosure throughout your filing regarding merger-related compensation and the acceleration of vesting of outstanding equity awards. Please provide us with an estimate of the amount of compensation expense you expect to record as a result of the merger transactions and tell us how you considered this compensation in preparing your pro forma financial statements.

Note 4: Reclassification and Pro Forma Adjustments (B), page 30

16.   Please tell us how you determined your commercial loan portfolio was not impaired as of June 30, 2013, and provide us with a detailed qualitative and quantitative analysis of the differences between your valuation of that loan portfolio and CIM Urban's analysis.

Note 4: Reclassification and Pro Forma Adjustments (D), page 31

17.   Please tell us how you determined it was appropriate to present the gross cash received from the anticipated borrowings on CIM Urban's credit facility, with an offsetting liability for dividends payable, on your pro forma balance sheet. Please clarify when you intend to pay the dividend and your consideration of reflecting that payment in your pro forma balance sheet.

Note 4: Reclassification and Pro Forma Adjustments (I), page 31

18.   Please provide us with additional details about the net increase in value of the loan portfolio of your taxable REIT subsidiaries, which does not appear to be discussed elsewhere in the document.

Note 4: Reclassification and Pro Forma Adjustments (K), page 32

19.   Please tell us how you determined the adjustment to noncontrolling interest in more detail. Also, tell us you basis in GAAP for how you calculated the adjustment.

Risk Factors, page 37

Investments in office buildings …, page 43

20.   Please expand this risk factor to address the risk, if true, that a government tenant could cancel its lease at any point, and any other additional risks associated with having a government tenant.

PMC Commercial may be unable to secure funds …, page 54

21.   We note your disclosure that your "long-term liquidity needs will consist primarily of funds necessary to pay for development or repositioning of properties." Please clarify whether you have any development projects currently planned.

PMS Commercial and CIM Urban face other risks, page 59

22.   We note your statement that the "risks listed above are not exhaustive and you should be aware that following the Merger, PMC Commercial and CIM Urban will face various other risks." Please revise to clarify that all material risks are disclosed.

The Merger, page 64

23.   We note your disclosure on page 69 regarding the special meeting held July 5, 2013. Please revise to identify the third party advisor that summarized the results of its due diligence report and briefly describe the subject of such due diligence.

Opinion of PMC Commercial's Financial Advisor, page 73

24.   We note your disclosure on page 70 that you agreed to pay Sandler O'Neill a transaction fee, which is contingent upon the closing of the merger, and that you also agreed to reimburse Sandler O'Neill for its expenses. Please revise to quantify the transaction fee and expense reimbursement as well as provide a more detailed description of the contingent nature of the fees to be paid.

25.   We note your disclosure on page 75 that Sandler O'Neill's opinion was directed solely to the Board of Trust Managers for its consideration and no other person or entity is entitled to rely on the Sandler O'Neill opinion. Please note that shareholders are entitled to rely on the opinion. Please delete any language that disclaims responsibility to shareholders or implies that shareholders cannot rely on the opinion.

<u>The Security Ownership of PMC Commercial's Board of Trust Managers and Executive Officers and Current Beneficial Owners, page 83</u>

26.   We note your disclosure on page 84. Please revise to identify the natural persons who have investment control over REIT Redux LP and Hoak Public Equities, L.P.

<u>The Registration Rights and Lockup Agreement: Master Services Agreement, page 103</u>

27.   We note your disclosure on page 45 that the advisor is entitled to receive an asset management fee based upon the gross asset value of CIM Urban's assets. Please revise, here or elsewhere as appropriate, to provide disclosure regarding your advisor and the asset management fee you will pay to your advisor, including quantifying such fee.

<u>Transactional Services, page 105</u>

28.   We note your disclosure on page 105 regarding the transactional services, including identifying and recommending acquisition and dispositions of assets, overseeing, coordinating and executing capital transactions, property management services, leasing services, human resources services and accounting services. We note that the transactional services appear to consist of those activities necessary to operate your business. Please revise to clarify whether you intend to hire third parties and/or affiliates to operate your business and quantify the amounts you anticipate you will have to pay for such services.

29.   Please clarify whether you or the manager will enter into contracts with a service provider to provide the transactional services. Additionally, please clarify whether there are any limitations or a maximum amount that you would pay to a service provider.

<u>Master Services Agreement, page 104</u>

30.   We note pursuant to Section 11.2 of the Master Service Agreement, you will be required to provide 30 days' notice of termination if the Manager engages in fraud, misappropriation of funds or embezzlement. Please revise your disclosure on page 107 to describe this notice period. Further, please reconcile the disclosure on page 107 with the language in Section 11.2 of the Master Service Agreement regarding the definition of "Cause."

<u>Business of CIM Urban, page 132</u>

31.   Please provide disclosure regarding whether there are any limits on the amount of leverage that you will be able to incur. If there is no limit, please add a risk factor to address this risk.

Properties, page 143

32.   We note your footnote to certain property tables that "where applicable, annualized rent has been converted from triple net to gross by adding expense reimbursements to base rent, which may be estimated." Please advise us the annualized rent that has been converted in the tables and quantify the expense reimbursements that have been estimated. We may have further comment.

33.   We note that you have provided on page 146 a general description of your top ten tenants. Please specifically identify those tenants that account for a 10% or more of your annualized rental revenues. In addition, please revise to more specifically describe the industries of your top 10 tenants.

34.   We note your disclosure regarding your hotels. Please revise to describe your hotel property types and more specifically disclose the timeline relating to the foreclosure procedures in connection with the LAX hotel and whether you intend to take possession of the hotel.

CIM Urban's Management's Discussion and Analysis …, page 162

35.   We note your disclosure on page 149 that you appear to have significant leases expiring in the next two fiscal years. Please discuss the relationship of market rents and expiring rents. In addition, please compare new rents on second generation leases and renewed leases to prior rent as adjusted for free rent periods.

36.   Please describe the leasing results for the prior period, including balancing disclosure regarding tenant improvement costs and leasing commissions for both new leases and renewals on a per square foot basis.

Results of Operations, page 164

37.   We note your disclosure of Segment Net Operating Income throughout your results of operations discussion. This appears to be a non-GAAP measure. Please expand your discussion to include the disclosures required by Item 10 (e) of Regulation S-K.

Comparison of Six Months …, page 166

38.   We note your disclosure on page 168 regarding the asset management fee paid to the manager. Please clarify who performs the appraisals to determine CIM's value and whether CIM's board of directors has any role in determining the ultimate valuation. Please advise if this will continue to be the way the asset management fee is determined.

Critical Accounting Policies, page 173

Investment in Real Estate, page 174

39.   You disclose that you amortize acquired above-market and below-market leases to rental income over the initial terms of the prospective leases. Please tell us what consideration you gave to the fixed-rate renewal periods when determining the appropriate amortization period for below-market leases.

Note Receivable, page F-30

40.   Please tell us whether or not you have evaluated the hotel property near the Los Angeles Airport for impairment since the loan went into default in February 2013, and if so, please tell us the results of your evaluation and the accounting guidance that you relied upon.

Part II, Information Not Required In Prospectus, page II-1

41.   We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft should be filed as EDGAR correspondence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at (202)551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202)551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact (Staff Attorney) at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: John B. McKnight, Esq. (*via e-mail*)